July 3, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Jeffrey P. Riedler
Assistant Director

RE:	Cellular Dynamics International, Inc. Registration Statement on Form S-1 File No. 333-189049
Ladies and Gentlemen:
On behalf of Cellular Dynamics International, Inc. (the “Company” or “CDI”), we submit this letter to provide information requested by the staff of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Company’s Registration Statement on Form S-1 (Registration No. 333-189049) initially filed with the Commission on June 3, 2013 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on July 1, 2013.
The Company has reviewed the valuation analysis considered in connection with the determination of the fair value of its common stock of $8.09 per share in November 2012 (among many other factors further described in the Registration Statement). The Company’s review of that analysis suggests that should an initial public offering have been considered 100% likely at that time, the value of a share of its common stock implied by that analysis would have fallen within a range of approximately $13.50 to $15.00. This assumes that all then outstanding shares of Series A and Series B preferred stock were converted into shares of common stock and that no discount for lack of marketability was applied.
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Should the staff have additional questions regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9258.
Very truly yours,
GODFREY & KAHN, S.C.
/s/ Dennis F. Connolly
Dennis F. Connolly
9704455.2